

04002569

U.S. DEPARTMENT OF THE TREASURY
WASHINGTON, D.C. 20220

G-405

OMB APPROVAL
OMB = 3235-0123
Expires: September 30, 1998

ANNUAL AUDITED REPORT
FORM G-405
PART III

FACING PAGE
Information Required of Government Securities
Brokers and Dealers
Pursuant to Section 15C of the Securities
Exchange Act of 1934, SEC Rule 17a-5 and 17 CFR 405.2

SEC FILE NO.

8-51986

REPORT FOR THE PERIOD BEGINNING _____1/01/03_____ AND ENDING _____12/31/03_____
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF GOVERNMENT SECURITIES BROKER OR DEALER:

eSpeed Government Securities, Inc.

Official Use Only

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

135 East 57th Street
                                          (No. and Street)

New York   New York   10022
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Lipson   (212) 829-5202
                                                      (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report
(Name - if individual, state last, first, middle name)

Deloitte & Touche LLP

Two World Financial Center   New York   NY   10281
   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2004
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

AFFIRMATION

I, Jeffrey M. Chertoff, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to eSpeed Government Securities, Inc. as of December 31, 2003 are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

_____
Signature

_Chief Financial Officer_____
Title

_____
Notary Public

eSpeed Government Securities, Inc.
<u>(S.E.C. I.D. No. 8-51986)</u>

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2003
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * *

Filed pursuant to Section 405.2 of the
Regulations pursuant to Section 15C of the
Securities Exchange Act of 1934
As a PUBLIC DOCUMENT

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
and Stockholder of eSpeed Government Securities, Inc.:

We have audited the accompanying statement of financial condition of eSpeed Government Securities, Inc. (the "Company") as of December 31, 2003 that you are filing pursuant to Section 405.2 of the Regulations under Section 15C of the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of eSpeed Government Securities, Inc. at December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 27, 2004

Member of
Deloitte Touche Tohmatsu

eSpeed Government Securities, Inc.

STATEMENT OF FINANCIAL CONDITION
December 31, 2003

Assets

Cash and cash equivalents	$	81,989,763
Receivable from related parties		471,909
Other assets		2,835
Total assets	$	82,464,507

Liability and Stockholder's Equity

Liability to related parties	$	3,147,612
Stockholder's Equity:		
Common stock, $.01 par value; 3,000 shares authorized;		
100 shares issued and outstanding		1
Additional paid-in capital		999,999
Retained earnings		78,316,895
Total stockholder's equity		79,316,895
Total liability and stockholder's equity	$	82,464,507

See notes to statement of financial condition.

eSpeed Government Securities, Inc.

NOTES TO STATEMENT OF FINANCIAL CONDITION
For the year ended December 31, 2003

1. **Introduction and Basis of Presentation**

    eSpeed Government Securities, Inc. (the "Company") is a wholly-owned subsidiary of eSpeed, Inc. (the "Parent", or together with each of its subsidiaries, the "eSpeed entities"), a publicly-traded company which is a subsidiary of Cantor Fitzgerald Securities ("CFS"), which in turn is a 99.5%-owned subsidiary of Cantor Fitzgerald, L.P. ("CFLP", or together with CFS and its affiliates, "Cantor").

    The eSpeed entities primarily engage in the business of operating interactive business-to-business vertical electronic marketplaces designed to enable market participants to trade financial and non-financial products more efficiently and at a lower cost than traditional trading environments permit. The eSpeed entities provide software and hardware services for order routing and trade execution systems for exchanges, broker-dealers and their customers, and for automated trading systems involving various financial instruments in the interactive electronic marketplaces operated by the eSpeed entities. The Company serves as agent for all of the eSpeed entities in their transactions in the United States associated with U.S. Treasury and Agency securities.

2. **Summary of Significant Accounting Policies**

    Use of estimates: The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities in the statement of financial condition. Management believes that the estimates utilized in preparing the statement of financial condition are reasonable and prudent. Estimates, by their nature, are based on judgment and available information. As such, actual results could differ from the estimates included in this statement of financial condition.

    Securities transactions: Securities transactions are recorded on a trade date basis.

    Cash and cash equivalents: The Company considers all highly liquid investments with original maturity dates of 90 days or less at the date of acquisition to be cash equivalents. Cash equivalents consist of securities purchased under agreements to resell ("Reverse Repurchase Agreements") which are accounted for as collateralized financing transactions and are recorded at the contractual amount for which the securities will be resold, including accrued interest. It is the policy of the Company to obtain possession of collateral with a market value equal to or in excess of the principal amount deposited. Collateral is valued daily and the Company may require counterparties to deposit additional collateral or return amounts deposited when appropriate.

    Income taxes: The Company is included in the consolidated federal income tax return filed by the Parent. Federal income taxes have been provided on a separate entity basis. The Company is included in the combined state and local income tax returns with the Parent and other subsidiaries of the Parent. State and local income taxes have been provided on a separate entity basis at the effective tax rate of the Parent's combined group filing. In accordance with the terms of the Tax Allocation Agreement with the Parent, all current and deferred taxes are offset with all other intercompany balances with the Parent.

3. Related Party Transactions

At December 31, 2003, the Company's Reverse Repurchase Agreements were transacted on an overnight basis with CFS. Under the terms of these agreements, the securities collateralizing the Reverse Repurchase Agreements are held under a custodial arrangement with a third-party bank and are not permitted to be resold or repledged. The fair value of such collateral at December 31, 2003 was $83,395,762

Under the Amended and Restated Joint Services Agreement ("Joint Services Agreement") among the eSpeed entities and Cantor, the eSpeed entities own and operate the electronic trading system and are responsible for providing electronic brokerage services, and Cantor provides voice-assisted brokerage services, fulfillment services, such as clearance and settlement, and related services, such as credit risk management services, oversight of client suitability and regulatory compliance, sales positioning of products and other services customary to market intermediary operations. The eSpeed entities and Cantor share revenues derived from transactions effected in the marketplaces in which they collaborate and other specified markets. In general, the Company earns 65% of the transaction revenues for fully electronic transactions and 7% of the transaction revenues for voice-assisted brokerage transactions.

Pursuant to guidance contained in the Financial Accounting Standards Board's Emerging Issues Task Force Abstract No. 99-19, the Company's fully electronic transactions are reflected net of the fulfillment services fees that are paid to related parties. Fully electronic transactions are reflected as transactions with related parties because they are implemented pursuant to the Joint Services Agreement entered into with related parties.

Under the Administrative Services Agreement, Cantor provides various administrative services to the eSpeed entities, including accounting, tax, sales and marketing, legal and facilities management. The Company is required to reimburse Cantor for the cost of providing such services. The costs represent the direct and indirect costs of providing such services and are determined based upon the time incurred by the individual performing such services. Management believes that this allocation methodology is reasonable. At managements discretion, the Parent has continued to pay certain expenses related to compensation of the Company's front office personnel. The Administrative Services Agreement has a three-year term, which will renew automatically for successive one-year terms unless cancelled upon six months' prior notice by either the eSpeed entities or Cantor. In addition, at December 31, 2003 there were related party payables and receivables from the Parent and other affiliates of $3,147,612 and $471,909, respectively.

The services provided under both the Joint Services Agreement and the Administrative Services Agreement are not the result of arm's-length negotiations because Cantor owns and controls the Parent. As a result, the amounts charged for services under these agreements may be higher or lower than amounts that would be charged by third parties if the Company did not obtain such services from Cantor.

4. **Commitments and Contingent Liabilities**

Risk and uncertainties: The majority of the Company's revenues consist of transaction fees earned from Cantor based on fixed percentages of certain commissions paid to Cantor. Consequently, any reductions in the amounts of such commissions paid to Cantor could have a material adverse effect on the Company's most significant source of revenues. In addition, the Company's and Cantor's revenues could vary based on the transaction volume of the global financial markets.

Legal matters: In the normal course of business, various legal actions are brought and are pending against the Company, some of which substantial amounts are claimed. In the opinion of the Company's management, based on the advice received from counsel, these matters are expected to be resolved with no material adverse effect on the Company's financial condition.

5. **Regulatory Capital Requirements**

As a registered U.S. Government securities broker-dealer under Section 15C of the Securities Exchange Act of 1934 (the "Act"), the Company is subject to the financial responsibility requirements of Section 402.2 of the Act, which requires the maintenance of minimum liquid capital, as defined. At December 31, 2003, the Company's liquid capital of $78,842,151 was in excess of minimum requirements by $78,817,151.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 27, 2004

eSpeed Government Securities, Inc.
135 East 57ᵗʰ Street
New York, New York 10022

Dear Sirs:

In planning and performing our audit of the financial statements of eSpeed Government Securities, Inc. (the "Company") for the year ended December 31, 2003, (on which we issued our report dated February 27, 2004), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Section 405.2 of the Regulations under Section 15C of the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Section 405.2, in making the periodic computations of the total haircuts and liquid capital under Section 402.2 and for determining compliance with the exemptive provisions of Section 403.4. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Section 404.5 or in obtaining and maintaining physical possession or control of all fully paid securities of customers as required by Section 403.4, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Department of Treasury's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Section 405.2 (b) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Member of
Deloitte Touche Tohmatsu

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities), that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Department of Treasury to be adequate for its purposes in accordance with the Regulations under Section 15C of the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Department of Treasury's objectives.

This report is intended solely for the information and use of the board of directors, management, the Department of Treasury, the Securities and Exchange Commission, the National Association of Securities Dealer, Inc., the Federal Reserve Bank of New York and other regulatory agencies that rely on Section 405.2 of the Regulations under Section 15C of the Securities Exchange Act of 1934 in their regulation of government securities brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP